Exhibit 99.1

DESIGNATED NEWS RELEASE

GoldMining Announces Change to the Board of Directors

Vancouver, British Columbia – January 17, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE: GLDG) announces that Mr. Garnet Dawson and The Hon. Herb Dhaliwal, after each serving as an officer or director of the Company for more than ten years, have retired from the Company’s board of directors and will continue contributing to the Company as strategic advisors on GoldMining's advisory board.

Mr. Dawson joined the Company as CEO in 2014 until 2021 and became a member of the board of directors in 2018. Mr. Dhaliwal joined the board of directors in 2013.

The Company wishes to express deep gratitude and sincere appreciation to Mr. Dawson and Mr. Dhaliwal for their many years of service helping to build and strengthen the Company. GoldMining wishes both of them well in their future endeavours, and the Company looks forward to their ongoing support as strategic advisors.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com